UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549
SCHEDULE 13D/A
Under The Securities Exchange Act of 1934
(Amendment No. 8)
SFL Corporation Ltd.
(Name of Issuer)

Common Shares, par value $0.01 per share
(Title of Class of Securities)

G81075106
(CUSIP Number)

Hemen Holding Limited
c/o Seatankers Management Co. Ltd
P.O. Box 53562
CY-3399 Limassol
Cyprus
Attn: Christakis Theodoulou
+(357) 25-858-300

with a copy to:

Keith J. Billotti, Esq.
Seward & Kissel LLP
One Battery Park Plaza
New York, New York 10004
(212) 574-1200

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

July 25, 2024
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [_].

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Hemen Holding Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*25,728,687

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*25,728,687

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*25,728,687

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.7%

14.	TYPE OF REPORTING PERSON

CO

* Hemen Holding Limited beneficially owns approximately 35.6% of the issued and outstanding shares of Frontline plc and may be deemed to beneficially own the Common Shares that Frontline plc beneficially owns. The 25,728,687 Common Shares excludes Frontline plc’s 73,165 Common Shares.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Frontline plc

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

73,165

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

73,165

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

73,165

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.05%

14.	TYPE OF REPORTING PERSON

CO

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Greenwich Holdings Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cyprus

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*25,728,687

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*25,728,687

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*25,728,687

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.7%

14.	TYPE OF REPORTING PERSON

CO

* Greenwich Holdings Limited is the sole shareholder of Hemen Holding Limited. As such, it may be deemed to beneficially own the Common Shares that Hemen Holding Limited beneficially owns.

CUSIP No.	G81075106

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

C.K. Limited

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) [X]
(b) [_]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	[_]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Jersey

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

*25,728,687

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

*25,728,687

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

*25,728,687

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
[_]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

17.7%

14.	TYPE OF REPORTING PERSON

CO

* C.K. Limited is the trustee of two trusts (the “Trusts”) that indirectly hold all of the Common Shares of Greenwich Holdings Limited. Accordingly, C.K. Limited, as trustee, may be deemed to beneficially own the Common Shares of the Issuer that are beneficially owned by Greenwich Holdings Limited. Mr. Fredriksen established the trusts for the benefit of his immediate family.  He is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such Common Shares and disclaims any control over such Common Shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

AMENDMENT NO. 8 TO SCHEDULE 13D
This Amendment No. 8 (this “Amendment No. 8”) amends and supplements the Schedule 13D/A filed by Hemen Holding Limited, a company incorporated in Cyprus (“Hemen”), Frontline plc (formerly Frontline Ltd.), a company incorporated in Cyprus (“Frontline”), Greenwich Holdings Limited, a company incorporated in Cyprus (“Greenwich”), and C.K. Limited, a company incorporated in Jersey (“C.K. Limited”) on June 15, 2016, as amended on October 11, 2016, July 14, 2017, November 7, 2017, December 14, 2017, February 1, 2018, April 13, 2018, and November 23, 2018 (collectively, the “Schedule 13D/A”), with respect to the common shares, par value $0.01 per share (the “Common Shares”) of SFL Corporation Ltd., a Bermuda exempted company (the “Issuer”). Capitalized terms used in this Amendment No. 8 and not otherwise defined shall have the same meanings ascribed to them in the Schedule 13D/A. Except as specifically amended by this Amendment No. 8, the Schedule 13D/A is unchanged.
The purpose of this Amendment No. 8 is to report a change in the percentage of Common Shares of the Issuer beneficially owned by the Reporting Persons (defined below), due to the change in the number of Common Shares outstanding as a result of the issuance and sale of Common Shares by the Issuer.
Item 1. Security and Issuer
No material changes from the Schedule 13D/A filed with the Securities and Exchange Commission (the “SEC”) on November 23, 2018.
Item 2. Identity and Background
This Schedule 13D is being filed on behalf of the following:

(i)   Hemen;
(ii)  Frontline;
(iii) Greenwich; and
(iv) C.K. Limited.

Hemen, Frontline, Greenwich and C.K. Limited are collectively referred to as the “Reporting Persons.” Hemen is the largest shareholder in Frontline, holding approximately 35.6% of Frontline’s issued and outstanding shares. Greenwich is the sole shareholder of Hemen. The principal business of C.K. Limited is acting as trustee of various trusts established by John Fredriksen for the benefit of his immediate family members. C.K. Limited serves as the trustee for the Trusts that are the sole shareholder of Greenwich and indirect owner of Hemen.

(a), (b), (c) and (f)
(i) The address of Hemen principal place of business is P.O. Box 53562, CY3399, Limassol, Cyprus. The principal business of Hemen is acting as an investment holding company. The name, citizenship, present principal occupation of Hemen directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Hemen does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Christakis Theodoulou Costas K. Saveriades	Director Director
Mr. Theodoulou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Theodoulou is a citizen of Cyprus.

Mr. Saveriades’s, principal business address is 8 John Kennedy Street, IRIS House, 7th Floor, Office 740B, 3106 Limassol, Cyprus.  Mr. Saveriades is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias’ principal business address is Georgiou Drosini 6, Potamos Germasogeias, 4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.

(ii) The address of Frontline’s principal place of business is 8, John Kennedy Street, Irish House, Off. 740B, Limassol, Cyprus 3106. The name, citizenship, present principal occupation of Frontline’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

John Fredriksen	Director	Mr. Fredriksen is a citizen of Cyprus. Mr. Fredriksen is a member of the board of directors of Golden Ocean Group Limited.

Steen Jakobsen	Director	Mr. Jakobsen is a citizen of Denmark. Mr. Jakobsen is also the Chief Investment Officer of Saxo Bank.

Ola Lorentzon	Chairman and Director	Mr. Lorentzon is a citizen of Sweden. Mr. Lorentzon is also the chairman of the board of directors of Golden Ocean Group Limited.

James O’Shaughnessy	Director	Mr. O’Shaughnessy is a citizen of the United Kingdom. Mr. O’Shaughnessy is also the executive vice President, chief accounting officer and corporate controller of Axis Capital Holdings Limited.

Ole B. Hjertaker	Director	Mr. Hjertaker is a citizen of Norway. Mr. Hjertaker is alsothe chief executive officer of SFL Corporation Ltd.

Marios Demetriades	Director	Mr. Demetriades is a citizen of Cyprus. Mr. Demetriades is also the managing partner at MD Mindset Partners Ltd.

Cato Stonex	Director	Mr. Stonex is a citizen of Belgium. Mr. Stonex is also a director of Golden Ocean Group Limited.

Lars H. Barstad	Principal Executive Officer	Mr. Barstad is a citizen of Norway. Mr. Barstad is also the chief executive officer of Frontline Management AS.

Inger M. Klemp	Principal Financial Officer and Principal Accounting Officer	Ms. Klemp is a citizen of Norway. Ms. Klemp is also the chief financial officer of Frontline Management AS and a director of Independent Tankers Corporation Limited.

(iii) The address of Greenwich’s principal place of business is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. The principal business of Greenwich is acting as an investment holding company. The name, citizenship, present principal occupation of Greenwich directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. Greenwich does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Christakis Theodoulou	Director
Mr. Theodoulou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Theodoulou is a citizen of Cyprus.

Christophis Koufaris	Director	Mr. Koufaris’ principal business address is Iris House 840A, 8 John Kennedy Street, P.O. Box 53510, 3303 Limassol, Cyprus. Mr. Koufaris is a citizen of Cyprus.

Kyriacos Kazamias	Director	Mr. Kazamias’ principal business address is Georgiou Drosini 6, Potamos Germasogeias, 4043 Limassol, Cyprus. Mr. Kazamias is a citizen of Cyprus.
(iv) The address of C.K. Limited’s principal place of business is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE4 2QP. The principal business of C.K. Limited is acting as trustee of the Trusts that indirectly hold all of the shares of Hemen and Greenwich. The name, citizenship, present principal occupation of C.K. Limited’s directors and the name, principal business and address of any corporation or other organization in which such employment is conducted is set forth below. C.K Limited does not have any executive officers.

Name	Position of Officer or Director	Principal Occupation or Employment, Principal Business Address and Citizenship

Christakis Theodoulou	Director
Mr. Theodoulou’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Mr. Theodoulou is a citizen of Cyprus.

Elena Georgiou Varnava	Alternate Director to Christakis Theodoulou
Ms. Georgiou Varnava’s principal business address is Deana Beach Apartments, Block 1, 4th Floor, 33 Promachon Eleftherias Street, Ayios Athanasios, 4103 Limassol, Cyprus. Ms. Georgiou Varnava is a citizen of Cyprus.

JTC Directors Limited	Corporate Director	JTC Directors Limited’s business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE2 3QA. JTC Directors Limited is organized in Jersey.

Castle Directors Limited	Corporate Director	Castle Directors Limited’s principal business address is JTC House, 28 Esplanade, St. Helier, Jersey, Channel Islands JE2 3QA. Castle Directors Limited is organized in Jersey.

(d), (e)
None of the Reporting Persons nor any executive officer or director of the Reporting Persons listed above, has, during the past five years, (a) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting, or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3. Source and Amount of Funds or Other Consideration
No material changes from the Schedule 13D/A filed with the SEC on November 23, 2018.
Item 4. Purpose of Transaction
The Reporting Persons at any time and from time to time may acquire additional Common Shares or dispose of any or all of Common Shares they own depending upon an ongoing evaluation of the investment in the Common Shares, prevailing market conditions, other investment opportunities, other investment considerations and/or other factors.
The Reporting Persons have no plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j) inclusive of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.
The information included in Items 3 and 6 is hereby incorporated by reference.
Item 5. Interest in Securities of the Issuer

(a)-(c)
According to the Issuer’s prospectus supplement, which was filed with the SEC on Form 424B5 on July 25, 2024, there were 145,708,524 Common Shares issued and outstanding as of July 25, 2024. The Reporting Persons report beneficial ownership of the following Common Shares:

As of the date hereof, Hemen may be deemed to be the beneficial owner of 25,728,687 Common Shares, constituting 17.7% of the Common Shares based upon Common Shares outstanding. The 25,728,687 Common Shares excludes Frontline’s 73,165 Common Shares. Hemen has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 25,728,687 Common Shares. Hemen has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 25,728,687 Common Shares.

As of the date hereof, Frontline may be deemed to be the beneficial owner of 73,165 Common Shares, constituting 0.05% of the outstanding Common Shares, based upon  Common Shares outstanding. Frontline has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 73,165 Common Shares. Frontline has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 73,165 Common Shares.

As of the date hereof, Greenwich, through Hemen, may be deemed to be the beneficial owner of 25,728,687 Common Shares, constituting 17.7% of the Common Shares based upon Common Shares outstanding. Greenwich has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 25,728,687 Common Shares. Greenwich has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 25,728,687 Common Shares.

As of the date hereof, C.K. Limited, through Greenwich, may be deemed to be the beneficial owner of 25,728,687 Common Shares, constituting 17.7% of the Common Shares based upon Common Shares outstanding. C.K. Limited has the sole power to vote or direct the vote of 0 Common Shares and the shared power to vote or direct the vote of 25,728,687 Common Shares. C.K. Limited has the sole power to dispose or direct the disposition of 0 Common Shares and the shared power to dispose or direct the disposition of 25,728,687 Common Shares.

Mr. Fredriksen established the trusts for the benefit of his immediate family.  He is neither a beneficiary nor a trustee of either Trust. Therefore, Mr. Fredriksen has no economic interest in such Common Shares and disclaims any control over such Common Shares, save for any indirect influence he may have with C.K. Limited, as the trustee of the Trusts, in his capacity as the settlor of the Trusts.

Certain other directors and officers of Frontline also beneficially own less than 0.1% of the Common Shares. Except as described above, no other Common Shares are beneficially owned by the persons named in Item 2 of the Schedule 13D/A.

Except as otherwise described in this Amendment No. 8 and the Schedule 13D/A, there have been no transactions by the Reporting Persons in the Common Shares during the past 60 days.
(d)
Except as described in this Amendment No. 8 and the Schedule 13D/A, to the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.

(e)	N/A

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
No material changes from the Schedule 13D/A filed with the SEC on November 23, 2018.
Item 7. Materials to be Filed as Exhibits
Exhibit A:	Joint Filing Agreement

SIGNATURES
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
July 30, 2024
(Date)

Hemen Holding Limited

By: /s/ Christakis Theodoulou
Name: Christakis Theodoulou Title: Director
Frontline plc

By: /s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer
Greenwich Holdings Limited

By: /s/ Christakis Theodoulou
Name: Christakis Theodoulou Title: Director
C.K. Limited

By: /s/ Christakis Theodoulou
Name: Christakis Theodoulou Title: Director

* Each of the Reporting Persons disclaims beneficial ownership of the reported securities except to the extent of their pecuniary interest therein.
Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

JOINT FILING AGREEMENT
The undersigned agree that this Schedule 13D/A, dated July 30, 2024, relating to the Common Shares, par value $0.01 per share of SFL Corporation Ltd. shall be filed on behalf of the undersigned.

Hemen Holding Limited

By: /s/ Christakis Theodoulou
Name: Christakis Theodoulou Title: Director
Frontline plc

By: /s/ Inger M. Klemp
Name: Inger M. Klemp Title: Principal Financial Officer
Greenwich Holdings Limited

By: /s/ Christakis Theodoulou
Name: Christakis Theodoulou Title: Director
C.K. Limited

By: /s/ Christakis Theodoulou
Name: Christakis Theodoulou Title: Director